March 29, 2007

Mr. Hal Liebowitz
Ms. Jessica Lopez
WilmerHale
60 State Street
Boston, MA 02109

Re: Response to SEC Comment Letter dated March 27, 2007
Keane, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed February 27, 2007
File No. 1-07516

Ladies and Gentlemen:

      We have reviewed the above-captioned response, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   Our prior comment inquired as to whether Keane believes security holders have all information necessary to make an informed voting and/or investment decision in the absence of the Form 10-K filing. Keane affirmed its belief that the information is sufficient to allow its shareholders to make an informed decision about the proposed merger. Please advise us whether Keane believes a substantial likelihood exists that the disclosure due to be reported in the Form 10-K would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available in making their voting and/or investment decision.

2.   Please briefly address the applicability of Item 14(b)(8)-(b)(11) and (c)(2) of Schedule 14A to the merger proposal. To the extent Keane believes compliance with these provisions is not required, please provide a brief legal analysis in support of that view.

3.   Advise us what vote is required for approval of the merger and the extent to which Keane believes, if true, that this threshold helps further protect security holder interests in the absence of the Form 10-K filing.

4.   We note Keane anticipates having to modify the proxy statement under certain circumstances. Please confirm, if true, that Keane will circulate a proxy statement supplement and potentially delay the meeting if material information is disclosed prior to the meeting but after a definitive proxy statement is delivered.

5.   Advise us whether Keane has an agreement with Caritor to share any information that may arise during Keane's internal investigation, including, but not limited to, the expected impact on Keane's financial statements. Irrespective of whether a formal agreement exists separately or independently from a merger agreement, please confirm that Keane will disclose to all of its security holders any such information it shares with Caritor concerning the investigation.

6.   Advise us whether Keane has made or intends to make any disclosures concerning the periods affected by Keane's past stock option practices. Advise us whether Keane has been advised that its auditor(s) have lifted or intend to lift their consent of any of those periods.

7.   Advise us whether Keane has made or intends to make any disclosures concerning the reliability of the financial statements reported for prior periods.

8.   Advise us whether Keane has made or intends to make any disclosures concerning any safeguards or controls it may have recently instituted to govern its stock option granting practices. Please describe the anticipated impact any such safeguards or controls will have on the reliability of Keane's future reported financial performance.

9.   We note from Keane's response letter that a Form 8-K filing is planned that will include "a draft Annual Report on Form 10-K for the fiscal year ended December 31, 2006…" Please confirm, if true, that Keane only intends to file an exhibit containing Form 10-K level disclosures and that it does not intend to submit a document that is titled "draft Annual Report on Form 10-K" that contains draft certifications.

10.   We note that the aforementioned Form 8-K filing is expected to include unaudited financial statements. Advise us whether these unaudited financial statements will be prepared in accordance with GAAP. To the extent the unaudited financial statements will not be prepared in accordance with GAAP, advise us of the basis upon which Keane has concluded that filing the unaudited financial statements is appropriate.

Closing Comments

      As appropriate, please revise your filing and respond to this comment within 10 business days. Keane may wish to provide us with marked copies of any revised filing to expedite our review. Please furnish a cover letter together with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed voting and/or investment decision.

      Please direct any questions to me in the Office of Mergers and Acquisitions at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers &
Acquisitions